**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM C

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Huddle Works Inc

***Legal status of Issuer:***

***Form:***

Corporation

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

June 11, 2015

***Physical Address of Issuer:***
7930 SW 54th Ct., Miami, FL 33143

***Website of Issuer:***

https://huddle.works

***Is there a co-issuer?*** ___ ***yes*** _X_ ***no.***

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

***CRD Number of Intermediary:***

283874

***Name of qualified third party "Escrow Agent" which the Offering will utilize:***

Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,070,000

***Deadline to reach the Target Offering Amount:***

December 17, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:*** None

|  | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| **Total Assets** | 789,832 | 66,029 |
| **Cash & Cash Equivalents** | 651,923 | 6,829 |
| **Accounts Receivable** | 44,620 | 59,200 |
| **Short-term Debt** | 110,758 | 142,431 |
| **Long-term Debt** | -- | 11,738 |
| **Revenues/Sales** | 636,991 | 244,050 |
| **Cost of Revenues** | 512,009 | 179,848 |
| **Taxes Paid** | 5,954 | 0 |
| **Net Income** | (428,665) | (52,777) |

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# April 30, 2022

## Huddle Works Inc.



**Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)**

Huddle Works Inc ("**Huddle**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $[25,000] (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C-AR (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 17, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100 | $6.00 | $94.00 |
| **Maximum Individual Purchase Amount (3)(4)** | $100,000 | $6,000 | $94,000.00 |
| **Target Offering Amount** | $25,000 | $1,500 | $23,500 |
| **Maximum Offering Amount** | $1,070,000 | $64,200 | $1,005,800 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.
(2)     In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)     The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)     Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C-AR TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

### SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

### NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:  https://huddle.works

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates:**     Updates on the status of this Offering may be found at: https://www.republic.co/huddle


**The date of this Form C-AR is April 30, 2022.**


TABLE OF CONTENTS

## ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

## SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Huddle Works Inc is a collaboration platform company, incorporated in Delaware as a corporation. Huddle Works Inc was originally formed as "Noru LLC," a Delaware limited liability company on June 11, 2015 and was converted to a Delaware corporation on April 29, 2021.

The Company is located at 7930 SW 54th Ct., Miami, FL 33143.

The Company's website is: https://huddle.works

The Company conducts business in the State of Florida and sells products and services via the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/huddle and is attached as Exhibit B to this Form C-AR.

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 25,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000* |
| **Maximum Amount of the Securities Offered** | 1,070,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,070,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $100 + |
| **Maximum Individual Purchase Amount** | $100,000 |
| **Offering Deadline** | December 17, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page 12 hereof. |
| **Voting Rights** | See the description of the voting rights on page 23. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

### We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

### We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

### We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 8,570,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

### We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Michael Saloio, our President. The Company has or intends to enter into employment agreements with Saloio, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Saloio or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

## Risks Related to the Offering

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.***

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

**Description of the Business**

Huddle Works Inc operates a startup builder community called Huddle consisting of highly skilled former start up founders and early-stage employees called builders. Access to the community is by referral only and all builders are vetted by strict Huddle quality standards. Startup companies who have recently raised capital come to Huddle to access our community of talent to help them create and manage part time builder teams.

Huddle has two primary products, the "Huddle Sprint" and the "Huddle Team." Huddle sprints are short engagements where Huddle builders will work to deliver a specific deliverable in two-week increments. Huddle Teams are groups of builders who work with the startup company on an ongoing basis. Teams help to support clients with ongoing tasks where the scope of work is constantly changing and being adjusted.

Huddle is a flexible solution to a startup's talent and payment needs. In addition to providing part time highly skilled talent Huddle gives startups the opportunity to pay for the services provide either through discounted cash payments or through a mix of cash and equity payments. The mix of cash and equity payments provides startups the opportunity to preserve cash and gives builders the opportunity to get upside

**Business Plan**

The demand for incredibly talented teams and/or part-time teams at affordable prices has reached a point where Huddle is not easily able to handle the inbound requests. Huddle has proven out the MVP business model and is now looking to expand through new hires and a technology layer.

In the medium-term Huddle plans to scale up the current operation as well as introduce a technology layer to help startups and builders manage their projects. Huddle also plans to expand its offerings to both the startups working with the community and builders in the community. The internet has allowed for workers to be any where in the world and provide massive value to the projects they work on. Connecting people is easy but Huddle wants to help to better engage as a team.

Over the long-term Huddle seeks to establish our platform as the "go-to" default place where talent meets opportunity. We want to facilitate the growth of startups and community members both online and in real life. In the future we want to be the connective tissue that helps excel financial and talent growth.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Huddle Sprint | Deploy a team of skilled collaborators to deliver a specific end result. | Collaboration / Creator Platform |
| Huddle Teams | Deploy a team of skilled collaborators to deliver services on an ongoing basis | Collaboration / Creator Platform |

**Competition**

Huddle is positioned at the intersection of both talent curation and talent deployment. On the one hand we engage with independent contractors who are hired on a part time basis, like the freelancers on Toptal. On the other hand, we are completing tasks that are more complicated than traditional freelance work and are often outsourced to startup design agencies like Red Antler. Our advantage is that we are more organized and have better quality control than competitors like Toptal and we get startup's needs better than the traditional startup agency.

Right now there are no major players in this space. One recent entrant has been another startup called A-Teams. A-teams addresses the issue in a somewhat similar manner but lacks the community needed to quickly and effectively create synergy among team members. The market has not been effectively addressed and Huddle has the potential to capture a significant portion of the market share.

The markets in which our products are sold will likely become highly competitive. Our products will ultimately compete against similar products offered by competitors of varying size and market share.

**Customer Base**

Our customers are early stage startups who have recently received funding. Our typical customer is the team who between their seed and Series B rounds looking for design, product, engineering, and strategy help.

**Supply Chain**

Our main vendors are our community of highly-talented freelancers. The freelance community was created by freelancers applying to the community.  If we are unable to find a resource our community can refer a friend to apply. If they meet the community standards they will be added to the team. The Company does not materially rely on the products or services of any other vendor, supplier, or provider.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A | N/A |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.


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## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $1,500 | 6% | $64,200 |
| Software & Office | 90% | $22,500 | 4% | $42,000 |
| Salary & Wages | 0% | $0 | 47% | $500,000 |
| Miscellaneous | 0% | $0 | 9% | $100,000 |
| Sales & Mktg. | 4% | $1,000 | 9% | $96,300 |
| Product Dev. | -- | -- | 25% | $267,500 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,070,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Software & Office:  Funds will be utilized to cover the costs of office rent, utilities, and internet for the Company, together with costs for operational and developmental software licenses.

Salary and Wages: Funds will be utilized to support the hiring additional team member and pay independent contractors to help build out the company. Approximately$400,000 would be allocated to the executive officers, head of community, head of sales, and other key employees, $100,000 would be used to pay the independent contractors.

Product Development:  Funds will be used to expand product / service offerings, add features, and to research and develop new or improved product / service offerings.

## DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Michael Saloio | CEO / Director | Huddle Works Inc (formerly Noru LLC): CEO, June 2020-Present<br><br>Sales - Turning inbound leads into deals and Huddle Teams. Funding - Investor Relations, pitching new investors. Business Development - Build relationships with ecosystems for top-of-funnel creation on the demand-side | University of Massachusetts (Amherst) Isenberg School of Management BBA (2007) |

| | | | |
|---|---|---|---|
| | | (startups) of the Huddle community.<br><br>The New Company:<br>Managing Partner, Jan. 2018 – Dec. 2020<br><br>Guided technology startup company's user interface and user experience. Additionally, Michael spent time as a strategic advisor helping companies to navigate the ever-changing startup ecosystem. | |
| Stephanie Golik | CPO / Secretary / Director | Huddle Works, Inc. (formerly Noru LLC):<br>CPO, Director, Secretary, Founder<br><br>Product - Design and development of Huddle platform, focusing on user experience including creator matching, creator social, and founder engagement. Funding - Top-of-funnel investor enrollment and investor pitches. Growth Marketing - Create growth loops with content and user-generated referrals.<br><br>Cruise:<br>Product Design Manager, June 2019 – Present<br>Senior Product Designer, Feb. 2019 – June 2019<br><br>Product design leader focused on scaling cruise's electric self-driving fleet. While in this role she led multiple teams on multiple initiatives centered around improving the user experience those engaging with the Cruise ecosystem.<br><br>Mapfit:<br>Director of Product, Apr. 2018 – Feb. 2019<br>Director of U/X, Aug. 2017 – Apr. 2018<br><br>Guided the company's product decisions and improve the experience users had while using the application. | Northeastern University<br>B.S. Architecture (2015) |
| Samuel Auch | COO / CFO | Huddle Works Inc (formerly Noru LLC):<br>COO / CFO, Feb. 2021 – Present<br>Head of Finance & Operations<br>Oct. 2020 – Feb. 2021 | James Madison University<br>BBA (2017) |

| | | Finance - FP&L, Forecasting, Goal Setting. Accounting - Accounting and legal. Payments - Invoicing and collections, equity transactions. Product Operations - Build systems that support the transaction layer of the Huddle community (i.e. legal and payments), oversee all Huddle systems and internal projects

RSM US LLP:
National Blockchain and Digital Asset Team, Jan. 2017 – Oct. 2020

Assisted in the development and deployment of the firm's blockchain and digital asset service offerings. Worked with clients on audit, tax, and risk considerations. | |
|---|---|---|---|

## Biographical Information

Michael Saloio: Mike's supported the launch of 35+ startups since 2014 as a product strategy consultant, agency executive, angel investor & employee #1 at SuperPhone. Before that Mike had a successful career in technology investment research at Oppenheimer.  Mike believes the next decade of work will be community-powered.

Samuel Auch:  Sam has been assisting early stage companies since 2016 both as an advisor and in an operations capacity. He has spent most of his carrier working in the emerging technology space of blockchain and digital assets. Most recently Sam helped to lead innovation initiatives at a large public accounting firm. Sam believes that creatives want to work with amazing people on their on terms.

Stephanie Golik: Steph spent her career building alongside founders at studios and leading design & product at fast-growing tech companies. She was Head of Product at Mapfit, acquired by Foursquare. Most recently, she was product design manager for self-driving UX at Cruise.  Steph believes creatives are innately entrepreneurial and vice versa.

## Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company does not currently have any W-2 employees and instead relies upon independent contractors.

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## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,570,000 shares of Common Stock will be issued and outstanding.

*Outstanding Capital Stock*

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 7,794,959 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 62.36% |

| Type | Series SEED Preferred Stock* |
|---|---|
| **Amount Outstanding** | 4,189,762 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share (voting pari passu w/ common stock) |
| **Anti-Dilution Rights** | Weighted Average |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | May dilute conversion shares in the event of follow-on financings at lower valuations below the conversion thresholds. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 33.52% |

*Issued in multiple sub-series accounting for differing liquidation preference prices from converting instruments.*

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

**[Continued on the next page]**

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| Type | Crowd SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Face Value** | $320,993 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | N/A |
| **Material Terms** | $10mm Valuation Cap / 20% Discount |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Conversion of this security to capital stock of the company will affect the overall capital stock issuable upon conversion of other outstanding convertible instruments including the Crowd SAFE |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 3.21%* |

*Assumes conversion at $10mm valuation cap.*

| Type | SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Face Value** | $34,587 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | N/A |
| **Material Terms** | $10mm Valuation Cap / 20% Discount |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Conversion of this security to capital stock of the company will affect the overall capital stock issuable upon conversion of other outstanding convertible instruments including the Crowd SAFE |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.346%* |

*Assumes conversion at $10mm valuation cap*

| Type | SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Face Value** | $75,000 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | N/A |
| **Material Terms** | $13.3mm Valuation Cap |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | Conversion of this security to capital stock of the company will affect the overall capital stock issuable upon conversion of other outstanding convertible instruments including the Crowd SAFE |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.564%* |

*Assumes conversion at $13.3mm valuation cap.*

**Outstanding Debt**

As of the date of this Form C-AR, the Company has the following debt outstanding:

| Type | U.S. Small Business Administration (PPP Loan) |
|---|---|
| **Amount Outstanding** | $21,367.00 |
| **Interest Rate and Amortization Schedule** | 1% / $213.67 per month (interest only) |
| **Description of Collateral** | Company Assets / Personal Guarantees |
| **Other Material Terms** | Payments Commence: 05/25/2021<br>Proceeds of this loan may be forgiven if certain conditions are met. |
| **Maturity Date** | 05/25/2022 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Michael Saloio | Common Stock – 3,600,000 | 26.49% |
| Stephanie Golik | Common Stock – 3,600,000 | 26.49% |

[Remainder of page intentionally left blank]

<p align="center">**FINANCIAL INFORMATION**</p>

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

Huddle Works Inc is a collaboration platform company, incorporated in Delaware as a corporation. Huddle Works Inc was originally formed as "Noru LLC," a Delaware limited liability company on June 11, 2015 and was converted to a Delaware corporation on April 29, 2021.

**Cash and Cash Equivalents**

As of April 8, 2022 the Company had an aggregate of $2,506,89.95 in cash and cash equivalents, leaving the Company with approximately fourteen (~20) months of runway.

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the near future.

**Valuation**

The Company ascribed no pre-Offering valuation to the Company; the securities were priced arbitrarily at issuance. Subsequent to the Offering, the Company raised capital at an aggregate valuation of $13,300,00 in a seed round investment led by Wave Capital.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

<p align="center">[Remainder of page intentionally left blank]</p>

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Note(s) | $80,500 | 5 | General Working Capital | 7/2/2019 – 10/22/2020 | Section 4(a)(2) |
| SAFE | $74,000 | 7 | General Working Capital | 11/2/2020 – 4/22/2021 | Section 4(a)(2) |
| Common Stock* | $80 | 8,490,000 | Stated Capital (Founder & Advisor Stock) | 4/29/2021 | Section 4(a)(2) |
| SAFE | $555,000 | 6 | General Working Capital | 5/17/2021 | Section 4(a)(2) |
| Crowd SAFE | $320,993 | 790 | General Working Capital | 12/11/2021 | Regulation CF |
| SAFE | $34,587 | 1 | General Working Capital | 12/11/2021 | Section 4(a)(2) |
| Series SEED Preferred | $2,000,000 | 4,189,762 | General Working Capital | 12/22/2021 | Section 4(a)(2) |
| SAFE | $75,000 | 1 | General Working Capital | 3/1/2022 | Section 4(a)(2) |

*Founder issuance of common stock upon conversion from LLC to Corporation.*

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer and undersigned officer hereby certify that the attached financial statements are true and complete in all material respects as of the date hereof.

/s/ *Michael Saloio*
_____
(Signature)

Michael Saloio
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Michael Saloio*
_____
(Signature)

Michael Saloio
_____
(Name)

Director
_____
(Title)

04 / 30 / 2022
_____
(Date)

/s/ *Stephanie Golik*
_____
(Signature)

Stephanie Golik
_____
(Name)

Director
_____
(Title)

04 / 30 / 2022
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## EXHIBIT A

*Financial Statements*

# Huddle Works Inc.

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Brex Cash Account | 13,555.64 |
| Business Checking (6969) | 456,139.68 |
| Business Checking (6977) | 10,000.00 |
| Business Savings (8902) | 10,001.02 |
| Business Savings (8910) | 10,001.02 |
| TOTAL BUS CHK (0023) | 152,225.71 |
| **Total Bank Accounts** | **$651,923.07** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 80,120.00 |
| Allowance for Doubtful accounts | -35,500.00 |
| **Total Accounts Receivable** | **$44,620.00** |
| Other Current Assets | |
| ETH Tokens | 0.00 |
| Prepaid Salary & Wages | 0.00 |
| S4FE Token | 3,206.00 |
| Uncategorized Asset | 0.00 |
| Undeposited Funds | 0.00 |
| USDC Tokens | 12,982.00 |
| **Total Other Current Assets** | **$16,188.00** |
| **Total Current Assets** | **$712,731.07** |
| Other Assets | |
| Equity Investments | |
| Non Qualified Options | 15,125.00 |
| SAFE Note Investment | 61,976.00 |
| **Total Equity Investments** | **77,101.00** |
| **Total Other Assets** | **$77,101.00** |
| **TOTAL ASSETS** | **$789,832.07** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 106,671.30 |
| **Total Accounts Payable** | **$106,671.30** |
| Credit Cards | |
| Brex Credit Card | 4,086.81 |
| Noru AMEX | 0.00 |
| Noru Chase 2 | 0.00 |

# Huddle Works Inc.

## Balance Sheet

As of December 31, 2021

| | TOTAL |
|---|---|
| **Total Credit Cards** | **$4,086.81** |
| Other Current Liabilities | |
| Credit Card Debt Relief Payable | 0.00 |
| Credit Card Loan | 0.00 |
| Customer Deposits | 0.00 |
| Salaries Payable | 0.00 |
| **Total Other Current Liabilities** | **$0.00** |
| **Total Current Liabilities** | **$110,758.11** |
| Long-Term Liabilities | |
| Bridge Loan | 0.00 |
| Convertible Note (Crowd SAFE 10M) | 107,119.83 |
| Convertible Note (L/T) | 75,218.00 |
| Convertible Note (SAFE 10M) | 940,000.00 |
| Convertible Note (SAFE 5M) | 74,000.00 |
| Equity Owed to Contractors | |
| Non Qualified Options Owed to Builders | 8,000.00 |
| SAFE Note Owed to Builder | 36,725.00 |
| **Total Equity Owed to Contractors** | **44,725.00** |
| PPP | 21,367.00 |
| **Total Long-Term Liabilities** | **$1,262,429.83** |
| **Total Liabilities** | **$1,373,187.94** |
| Equity | |
| Additional Paid in Capital | 0.00 |
| Additional Paid in Capital - Options | 24,375.00 |
| Owner’s Investment | 0.00 |
| Owner’s Pay & Personal Expenses | -228,540.14 |
| Pre-Seed Equity (Common) | 63,335.51 |
| Retained Earnings | -13,861.30 |
| Net Income | -428,664.94 |
| **Total Equity** | **$ -583,355.87** |
| **TOTAL LIABILITIES AND EQUITY** | **$789,832.07** |

# Huddle Works Inc.

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| **Income** | |
| Equity Income | 23,625.00 |
| Event Income | 1,500.33 |
| Sales | 611,865.64 |
| **Total Income** | **$636,990.97** |
| **Cost of Goods Sold** | |
| Contractor Payment | 486,283.51 |
| Equity Expense | 25,725.00 |
| Job Supplies | 1.03 |
| **Total Cost of Goods Sold** | **$512,009.54** |
| **GROSS PROFIT** | **$124,981.43** |
| **Expenses** | |
| Bank Charges & Fees | 335.65 |
| Charitable Contribution | 390.11 |
| Employee Benefits | 27,397.51 |
| Employer/Payroll Taxes | 10,608.70 |
| Legal & Professional Services | 20,780.33 |
| Meals & Entertainment | 9,455.09 |
| Office Supplies & Software | 22,939.34 |
| Other Business Expenses | 5,000.00 |
| QuickBooks Payments Fees | 6,359.21 |
| Referrals | 2,944.00 |
| Salaries & Wages | 450,241.84 |
| Stock Option Expense | 10,625.00 |
| Taxes & Licenses | 5,954.47 |
| Team Lead Fees | 900.00 |
| Travel | 13,035.77 |
| Uncategorized Expense | -8.59 |
| Utilities | 2,887.98 |
| **Total Expenses** | **$589,846.41** |
| **NET OPERATING INCOME** | **$ -464,864.98** |
| **Other Income** | |
| Gain from Sale of Assets | 983.00 |
| Interest Income | 2.04 |
| PPP Loan Forgiveness | 35,215.00 |
| **Total Other Income** | **$36,200.04** |
| **NET OTHER INCOME** | **$36,200.04** |
| **NET INCOME** | **$ -428,664.94** |